Northern Dynasty Comments on the EPA’s Draft
Bristol Bay Watershed Assessment Report

May 22, 2012, Vancouver, BC -- Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") (TSX: NDM; NYSE Amex: NAK) comments on the draft Bristol Bay Watershed Assessment report released by the U.S. Environmental Protection Agency (EPA) on May 18, 2012, calling the initiative to study potential effects of mineral development in a vast region of southwest Alaska ‘rushed and inadequate.’

“As Northern Dynasty and subsequently as part of the Pebble Partnership, we have invested nearly 10 years and hundreds of millions of dollars studying the natural and human environment surrounding the Pebble Project, and methodically advancing a development strategy that will allow us to develop the globally significant resources of copper, gold and molybdenum there while protecting fisheries, water quality and traditional ways of life,” said Northern Dynasty President & CEO Ron Thiessen,

“So to suggest that the EPA over a course of a single year can meaningfully study a region of some 20,000 square miles and assess the effects of a project for which a final design is not yet complete, and for which key environmental mitigation strategies are yet being developed, is pure folly. We have every expectation that the deep flaws in the draft Bristol Bay Watershed Assessment report will be exposed during the scientific peer review and public comment processes to come over the next several months.”

Thiessen referred to the public statement on the EPA’s draft Bristol Bay Watershed Assessment report released by the Pebble Limited Partnership (the “Pebble Partnership” or “PLP”) Chief Executive Officer John Shively last week:

Pebble CEO Calls EPA Process Rushed and Inadequate

“As long-time proponents of responsible resource development in Alaska, we have significant concerns regarding the EPA’s approach to the Bristol Bay Watershed Assessment. We believe that the EPA has rushed its assessment process, and that this is especially problematic in light of the large size of the study area. We have taken several years and expended considerable resources to study the ecosystem in a small area around the Pebble deposit, while the EPA has, in only one year and with limited resources, completed a draft assessment in relation to an area of approximately 20,000 square miles. We believe that this explains why the EPA’s work has not yet approached the level of rigor and completeness required for a scientific assessment.

“Furthermore, we are concerned that the EPA may use this rushed process as the basis for an unprecedented regulatory action against the Pebble Project. We believe it would be unprecedented and entirely inappropriate for the EPA to take steps to stop our project before it has been fully designed, before we have presented an environmental mitigation strategy designed to protect the fish and water resources of the area, before we have completed an economic benefits study and before we have submitted a permit application and started the rigorous permitting process. Until we complete our work and submit an application under NEPA, the EPA’s work as it relates to our project is based entirely on speculation.

“The Pebble deposit is located on State of Alaska lands that are open to mineral exploration and development. As such, the State has expressed strong objection about the entire process the EPA is undertaking in this area. At Statehood, the federal government granted Alaska access to lands in order to develop an economy for the new state. Federal intrusions such as those facilitated by the EPA’s watershed assessment initiative clearly strike at the heart of the agreement between the state and the federal government, and could have a chilling effect on future resource development investments in Alaska.

“Further, this entire process is particularly disappointing because it seems to directly conflict with the stated goals of President Obama, who has said that U.S. government agencies need to simplify and streamline permitting and regulatory processes to help the economy and create jobs. This is an example of the Environmental Protection Agency doing exactly the opposite by adding new hurdles to the rigorous and established regulatory process.

“It is worth noting that PLP has spent several years and expended significant resources studying a substantially smaller land area surrounding Pebble, while the EPA’s limited time frame allocated to studying natural resources in this vast area comes nowhere near providing the science needed to adequately conduct their assessment. We certainly don’t question the appropriate statutory role of the EPA in evaluating projects like the Pebble Project. In fact, we voluntarily provided over 20,000 pages of detailed environmental studies to the EPA to assist their understanding of this complex ecosystem and we are convinced the agency did not utilize the information in a meaningful way due to the artificial short time frame they have used to reach a conclusion. We do take strong exception to this misguided effort that steps outside of the well-established regulatory process to rush through this watershed assessment to potentially reach pre-ordained conclusions.

“Additionally, the draft watershed assessment is fundamentally flawed for the following reasons:

  the EPA has undertaken to study in one year a nearly 20,000 square mile area in Southwest Alaska - about the size of the states of Maryland and New Jersey combined – that would need several years of diligent effort to achieve its stated goals;
  the EPA has attempted to assess the effects of a project that has not yet been finalized or undergone the rigorous permitting process required by State and federal law;
  the EPA has prepared and distributed a report that does not live up to the agency’s own standards for undertaking watershed assessments, as reflected in EPA guidance and assessment activities in other U.S. jurisdictions. Specifically, the draft report: relies on a hypothetical mining project with hypothetical environmental impacts; estimates impacts resulting from only one stressor source (i.e. mining), notwithstanding Region 10 policy to address environmental risks “in a comprehensive, holistic fashion”; reflects an unprecedented narrow focus on a single mining project and single policy option; and improperly adds economic analysis, and then in a biased fashion.

“Many statewide business and trade associations as well as Alaska Native tribes and village corporations have expressed similar concerns and objections about the EPA’s actions and have asked the EPA to stop its work until a formal permit application is in front of the agency. The investment uncertainties created by the EPA’s short-sighted actions have the potential to inhibit development projects not only throughout Alaska, but nationwide.”

About the Pebble Project

The Pebble Project is an initiative of the Pebble Partnership to responsibly develop a globally significant copper, gold and molybdenum deposit in southwest Alaska into a modern, long-life mine. The project is located 200 miles southwest of Anchorage on state land designated through two public land use planning exercises for mineral exploration and development. It is situated approximately 1,000 feet above sea-level, 65 miles from tidewater on Cook Inlet and presents favourable conditions for successful mine site and infrastructure development.

The Pebble Project consists of the Pebble deposit, surrounding mineral claims and a stream of financing being provided by Northern Dynasty's project partner Anglo American US (Pebble) LLC. The Pebble Partnership was established in July 2007 as a 50:50 partnership between a wholly-owned affiliate of Northern Dynasty and a wholly-owned subsidiary of Anglo American plc. Both Northern Dynasty and Anglo American have equal ownership and direction of the Pebble Partnership.

Under the terms of the Pebble Limited Partnership Agreement, Anglo American is required to elect to commit $1.5 billion in staged investments in order to retain its 50% interest in the Pebble Project. Funds provided by Anglo American are currently being invested in comprehensive exploration, engineering, environmental and socioeconomic programs toward the future development of the Pebble Project.

About Northern Dynasty

Northern Dynasty Minerals Ltd. is a mineral exploration and development company based in Vancouver, Canada, which holds indirect interests in 650 square miles of mineral claims in southwest Alaska, USA. Northern Dynasty's principal asset is a 50% interest in the Pebble Partnership, owner of the Pebble Copper-Gold-Molybdenum Project. The Pebble Project is an advanced-stage initiative to develop one of the most important mineral resources in the world.

For further details on Northern Dynasty please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

Sole Responsibility

No regulatory authority accepts responsibility for the adequacy or accuracy of this release. Northern Dynasty is solely and entirely responsible for the contents of this news release. No other party, including any parties which have an interest in the project, are in any way responsible for the contents hereof.

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, especially those that address estimated resource quantities, grades and contained metals, are forward-looking statements because they are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies. Although diamond drill hole core provides valuable information about the size, shape and geology of an exploration project, there will always remain a significant degree of uncertainty in connection with these valuation factors until a deposit has been extensively drilled on closely spaced centers, which has occurred only in specific areas on the Pebble Project. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground workings and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.